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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2004

                              -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)


                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                              -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  [X]          Form 40-F  [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes  [ ]                No  [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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THE BOARD OF DIRECTORS RESOLVES TO EXTEND THE TERM OF TRUST FUNDS FOR TREASURY
STOCK

On September 24, 2004, the board of directors of SK Telecom Co., Ltd. ("SK Telecom") resolved to extend for three years the term of the trust funds for treasury stock that had been established with four Korean banks. The details of such special money trusts in respect of each of the four banks are as follows:


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   DATE OF
ESTABLISHMENT       NAME OF BANK        TRUST AMOUNT    NUMBER OF STOCKS    MATURITY DATE             NOTE
-------------------------------------------------------------------------------------------------------------------
 10.26.2001         Shinhan Bank          311,200          1,242,120         10.25.2007      extended on 10.26.2004
-------------------------------------------------------------------------------------------------------------------
 10.26.2001          Hana Bank            320,000          1,277,410         10.25.2007      extended on 10.26.2004
-------------------------------------------------------------------------------------------------------------------
 10.29.2001         Chohung Bank          175,300            683,180         10.28.2007      extended on 10.29.2004
-------------------------------------------------------------------------------------------------------------------
 10.29.2001      Korea Exchange Bank      175,500            684,000         10.28.2007      extended on 10.29.2004
-------------------------------------------------------------------------------------------------------------------
               Total                      982,000          3,886,710             -
-------------------------------------------------------------------------------------------------------------------


(As of September 30, 2004 in millions of Won)


THE BOARD OF DIRECTORS APPROVED TRANSACTIONS WITH TU MEDIA CORP., AN AFFILIATE OF SK TELECOM

On December 22, 2004, the board of directors of SK Telecom approved the following two transactions with TU Media Corp., one of its affiliates:

1.   Contract on the Use of Satellite Services

     o By entering into the contract, TU Media Corp. will be entitled to use the satellite for satellite digital media broadcasting and the satellite orbit and frequency that have been assigned by the Korean government to SK Telecom
     o The period of the contract commences on the date on which commercial satellite digital media broadcasting services begin and ends on December 31, 2007.
     o Although the contract amount as approved by the board of directors is Won 30.7 billion, as such amount has been calculated based on the minimum expected revenue to be generated from the anticipated number of subscribers to the satellite digital media broadcasting service through the year of 2007, the actual revenue may be higher than such contract amount depending upon the actual number of subscribers.

2.   Satellite Consignment Operation Contract

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     o    Under the Contract, SK Telecom will consign its satellite for satellite digital media broadcasting to TU Media Corp. so that TU Media Corp. will operate such satellite.
     o The period of the contract commences on the date on which commercial satellite digital media broadcasting services begin and ends on December 31, 2016.
     o Although the contract amount as approved by the board of the directors is Won 12 billion, as such amount is the maximum anticipated amount to be paid by SK Telecom to TU Media Corp. in consideration of the management and other services to be provided by TU Media Corp., the actual payment amount may be lower than the approved amount.


PURCHASE OF ASSETS OF SK LIFE INSURANCE CO., LTD.

SK Telecom's board of directors resolved on October 22, 2004 to purchase certain land and building (including incidental movables) of SK Life Insurance Co., Ltd. accounting for 693,783 square feet for an amount of Won 30 billion in order to secure stable training facilities to enhance expertise and leadership of SK Telecom's employees as required by its campaign of New Value Management.


CAPITAL INVESTMENT IN SLD TELECOM PTE. LTD.

SK Telecom has decided to participate in the capital increase of SLD Telecom PTE. Ltd. and contribute Won 36,845,000,000, which will result in an increase in the total investment amount by SK Telecom to Won 95,435,276,673. Upon completion of participation by LG Electronics Inc. and DongAh Elecomm Inc. in such capital increase, SK Telecom's share in SLD Telecom PTE. Ltd. will become 55.1%.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        SK TELECOM CO., LTD.


                                                        By: /s/ Sung Hae Cho
                                                        ------------------------
                                                        Name:  Sung Hae Cho
                                                        Title: Vice President


Date: October 28, 2004

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